UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                       (Amendment No. _______________ ) *

                          MSGI Security Solutions, Inc.
 -------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, par value $.01
 -------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    553570102
                  --------------------------------------------
                                 (CUSIP Number)

                               September 27, 2007
 -------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

      [ ]   Rule  13d-1(b)

      [X]   Rule  13d-1(c)

      [ ]   Rule  13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the ACT but shall be subject to all other provisions of the Act (however, see the Notes).

SEC 1745 (3-98)

CUSIP No.          553570102

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      1.    Names of Reporting Persons.              Alan Weichselbaum
            I.R.S. Identification Nos. of above persons (entities only).

--------------------------------------------------------------------------------

      2.    Check the Appropriate Box if a Member of a Group (See Instructions)

            (a) [ ]

            (b) [ ]

--------------------------------------------------------------------------------

      3.    SEC Use Only
--------------------------------------------------------------------------------

      4.    Citizenship or Place of Organization     United States
--------------------------------------------------------------------------------

Number of         5.    Sole Voting Power              0
Shares Bene-    ----------------------------------------------------------------
ficially owned
by Each           6.    Shared Voting Power            1,000,000
Reporting       ----------------------------------------------------------------
Person With:
                  7.    Sole Dispositive Power         0
                ----------------------------------------------------------------

                  8.    Shared Dispositive Power       1,000,000
--------------------------------------------------------------------------------

      9.    Aggregate Amount Beneficially Owned by Each Reporting
            Person                                                     1,000,000

     10.    Check if the Aggregate Amount in Row (9) Excludes Certain Shares
            (See Instructions)                                               [ ]

     11.    Percent of Class Represented by Amount in Row (9)      8.6%
--------------------------------------------------------------------------------

     12.    Type of Reporting Person (See Instructions) IN
--------------------------------------------------------------------------------

CUSIP No.          553570102

--------------------------------------------------------------------------------

      1.    Names of Reporting Persons.      Gimmel Investment Advisors, LLC
            I.R.S. Identification Nos. of above persons (entities only).

--------------------------------------------------------------------------------

      2.    Check the Appropriate Box if a Member of a Group (See Instructions)

            (a) [ ]

            (b) [ ]

--------------------------------------------------------------------------------

      3.    SEC Use Only
--------------------------------------------------------------------------------

      4.    Citizenship or Place of Organization     Delaware
--------------------------------------------------------------------------------

Number of         5.    Sole Voting Power              0
Shares Bene-    ----------------------------------------------------------------
ficially owned
by Each           6.    Shared Voting Power            1,000,000
Reporting       ----------------------------------------------------------------
Person With:
                  7.    Sole Dispositive Power         0
                ----------------------------------------------------------------

                  8.    Shared Dispositive Power       1,000,000
--------------------------------------------------------------------------------

      9.    Aggregate Amount Beneficially Owned by Each Reporting
            Person                                                     1,000,000

     10.    Check if the Aggregate Amount in Row (9) Excludes Certain Shares
            (See Instructions)                                               [ ]

     11.    Percent of Class Represented by Amount in Row (9)      8.6%
--------------------------------------------------------------------------------

     12.    Type of Reporting Person (See Instructions) OO
--------------------------------------------------------------------------------

CUSIP No.          553570102

--------------------------------------------------------------------------------

      1.    Names of Reporting Persons.      Gimmel Management, LLC
            I.R.S. Identification Nos. of above persons (entities only).

--------------------------------------------------------------------------------

      2.    Check the Appropriate Box if a Member of a Group (See Instructions)

            (a) [ ]

            (b) [ ]

--------------------------------------------------------------------------------

      3.    SEC Use Only
--------------------------------------------------------------------------------

      4.    Citizenship or Place of Organization     Delaware
--------------------------------------------------------------------------------

Number of         5.    Sole Voting Power              0
Shares Bene-    ----------------------------------------------------------------
ficially owned
by Each           6.    Shared Voting Power            1,000,000
Reporting       ----------------------------------------------------------------
Person With:
                  7.    Sole Dispositive Power         0
                ----------------------------------------------------------------

                  8.    Shared Dispositive Power       1,000,000
--------------------------------------------------------------------------------

      9.    Aggregate Amount Beneficially Owned by Each Reporting
            Person                                                     1,000,000

     10.    Check if the Aggregate Amount in Row (9) Excludes Certain Shares
            (See Instructions)                                               [ ]

     11.    Percent of Class Represented by Amount in Row (9)      8.6%
--------------------------------------------------------------------------------

     12.    Type of Reporting Person (See Instructions) OO
--------------------------------------------------------------------------------

CUSIP No.          553570102

--------------------------------------------------------------------------------

      1.    Names of Reporting Persons.      Gimmel Partners, LP
            I.R.S. Identification Nos. of above persons (entities only).

--------------------------------------------------------------------------------

      2.    Check the Appropriate Box if a Member of a Group (See Instructions)

            (a) [ ]

            (b) [ ]

--------------------------------------------------------------------------------

      3.    SEC Use Only
--------------------------------------------------------------------------------

      4.    Citizenship or Place of Organization     Delaware
--------------------------------------------------------------------------------

Number of         5.    Sole Voting Power              0
Shares Bene-    ----------------------------------------------------------------
ficially owned
by Each           6.    Shared Voting Power            1,000,000
Reporting       ----------------------------------------------------------------
Person With:
                  7.    Sole Dispositive Power         0
                ----------------------------------------------------------------

                  8.    Shared Dispositive Power       1,000,000
--------------------------------------------------------------------------------

      9.    Aggregate Amount Beneficially Owned by Each Reporting
            Person                                                     1,000,000

     10.    Check if the Aggregate Amount in Row (9) Excludes Certain Shares
           (See Instructions)                                                [ ]

     11.    Percent of Class Represented by Amount in Row (9)      8.6%
--------------------------------------------------------------------------------

     12.    Type of Reporting Person (See Instructions) PN
--------------------------------------------------------------------------------

Item 1.

(a)   The name of the issuer is MSGI Security Solutions, Inc. (the "Issuer").

(b) The principal executive office of the Issuer is located at 575 Madison Avenue, New York, New York 10022.

Item 2.

(a) This statement (this "Statement") is being filed by (i) Gimmel Partners, LP, a Delaware limited partnership (the "Fund"), (ii) Gimmel Investment Advisors, LLC, a Delaware limited liability company ("Gimmel Advisors"), which serves as the investment manager of the Fund, (iii) Gimmel Management, LLC, a Delaware limited liability company ("Gimmel Management"), which serves as the general partner of the Fund, and (iv) Alan Weichselbaum, the controlling member of Gimmel Advisors and Gimmel Management (all of the foregoing, collectively, the "Filers"). The Fund is a private investment vehicle formed for the purpose of investing and trading in a wide variety of securities and financial instruments. The Fund directly owns the 1,000,000 common shares reported in this Statement. Mr. Weichselbaum, Gimmel Advisors and Gimmel Management may be deemed to share with the Fund voting and dispositive power with respect to such shares. Each Filer disclaims beneficial ownership with respect to any shares other than the shares owned directly by such Filer.

(b) The Principal Business Office of the Filers is 767 Third Avenue, 6th Floor, New York, New York 10017.

(c)   For citizenship information see item 4 of the cover sheet of each Filer.

(d)   This Statement relates to the Common Stock of the Issuer.

(e)   The CUSIP Number of the Common Stock of the Issuer is 553570102.

Item 3. If this statement is filed pursuant to 240.13d-1(b), or 240.13d-2(b) or
(c), check whether the person filing is a:

(a)   [ ]   Broker or dealer registered under section 15 of the Act (15 U.S.C.
            78o).

(b)   [ ]   Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)   [ ]   Insurance company as defined in section 3(a)(19) of the Act (15
            U.S.C. 78c).

(d)   [ ]   Investment company registered under section 8 of the Investment
            Company Act of 1940 (15 U.S.C. 80a-8).

(e)   [ ]   An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E);

(f)   [ ]   An employee benefit plan or endowment fund in accordance with
            240.13d-1(b)(1)(ii)(F);

(g)   [ ]   A parent holding company or control person in accordance with
            240.13d-1(b)(1)(ii)(G);

(h)   [ ]   A savings associations as defined in Section 3(b) of the Federal
            Deposit Insurance Act (12 U.S.C. 1813);

(i)   [ ]   A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940
            (15 U.S.C. 80a-3);

(j)   [ ]   Group, in accordance with 240.13d-1(b)(1)(ii)(J);

Not applicable.

Item 4. Ownership.

See Items 5-9 and 11 on the cover page for each Filer, and Item 2. The percentage ownership of each Filer is based on 11,565,557 shares of Common Stock outstanding as of September 27, 2007, as obtained by the Filers pursuant to a Form 8-K filed by the Issuer on September 28, 2007.

Item 5. Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

        Not applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

        Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

        Not applicable.

Item 8. Identification and Classification of Members of the Group

        Not applicable.

Item 9. Notice of Dissolution of Group

        Not applicable.

Item 10. Certification

(a)     Not applicable.

(b) By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: November 1, 2007

      /s/ Alan Weichselbaum
      -------------------------
      Alan Weichselbaum

      Gimmel Investment Advisors,
      LLC

      By: /s/ Alan Weichselbaum
          -----------------------
      Alan Weichselbaum
      Managing Member

      Gimmel Management, LLC

      By: /s/ Alan Weichselbaum
          -----------------------
      Alan Weichselbaum
      Managing Member

      Gimmel Partners, LP

      By: Gimmel Management, LLC,
      General Partner

      By: /s/ Alan Weichselbaum
          -----------------------
      Alan Weichselbaum
      Managing Member

                                  EXHIBIT INDEX

Exhibit No.                                Document
-----------                                --------

    1 Joint Filing Agreement, dated November 1, 2007, among Alan Weichselbaum, Gimmel Investment Advisors, LLC, Gimmel Management, LLC and Gimmel Partners, LP to file this joint statement on Schedule 13G

                                                                       Exhibit 1

                             JOINT FILING AGREEMENT

      In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the Common Stock, par value $0.01 per share, of MSGI Security Solutions, Inc., and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filing. In evidence thereof, the undersigned hereby execute this Agreement.

Dated: November 1, 2007

                                    /s/ Alan Weichselbaum
                                    -------------------------
                                        Alan Weichselbaum

                                    Gimmel Investment Advisors, LLC

                                    By: /s/ Alan Weichselbaum
                                        ------------------------------
                                    Alan Weichselbaum, Managing Member

                                    Gimmel Management, LLC

                                    By: /s/ Alan Weichselbaum
                                        ------------------------------
                                    Alan Weichselbaum, Managing Member

                                    Gimmel Partners, LP

                                    By: Gimmel Management, LLC,
                                        General Partner

                                    By: /s/ Alan Weichselbaum
                                        ------------------------------
                                    Alan Weichselbaum, Managing Member